Free Writing Prospectus Filed pursuant to Rule 433 Registration Statement No. 333-151827 Dated September 27, 2010

LendingClub Corporation

Free Writing Prospectus Published or Distributed by Media

                The article attached as Exhibit A appeared at www.bankrate.com on September 24, 2010.

                The article was not prepared by or reviewed by LendingClub Corporation (Company) prior to publication. The publisher of the article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the article or any other articles published by the publisher concerning the Company.

                Statements in the article attached as Exhibit A that are not attributed directly to Mr. Garcia or based on, or derived from, the Company's public filings with the SEC represent the author's or others' opinions, and are not endorsed or adopted by the Company.

                You should consider statements in this article only after carefully evaluating all of the information in the Company's prospectus for the Member Payment Dependent Notes, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus and the Prospectus Supplements (Disclosure Reports), all of which are available on our website at www.lendingclub.com.

Clarifications and Corrections

                We believe that the following information is appropriate to clarify and correct information included in this article:

                * Lending Club's borrower fees range from 2.25% to 5.00%, not from 2.25% to 4.75%. This range excludes an additional 1.5% fee for loans made to self-employed borrowers or for use in a small business and is based upon your credit grade and the term of the loan.

                * Lending Club's highest interest rate is 21.64% not 25.00%. Lending Club's highest APR is 25.07%, excluding loans made to self-employed borrowers or for use in a small business.

Forward-Looking Statements

                Some of the statements in this article are "forward-looking statements." The words "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will," "would" and similar expressions may identify forward-looking statements, although not all forward-looking statements contain these identifying words. These forward-looking statements may include, among other things, statements about the status of borrower members, the ability of borrower members to repay member loans and the plans of borrower members; expected rates of return and interest rates; the attractiveness of the Company's lending platform; the Company's financial performance; the availability and functionality of the trading platform; the Company's ability to retain and hire necessary employees and appropriately staff its operations; regulatory developments; intellectual property; and estimates regarding expenses, future revenue, capital requirements and needs for additional financing. The Company may not actually achieve the plans, intentions or expectations disclosed in forward-looking statements, and you should not place undue reliance on forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in forward-looking statements. The Company has included important factors in the cautionary statements included in the prospectus, particularly in the "Risk Factors" section, that could cause actual results or events to differ materially from forward-looking statements. The Company does not assume any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

                The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer has made the prospectus available for free on its website, www.lendingclub.com.

Exhibit A

5 ways social networking sites save money

By Constance Gustke, Bankrate.com

Saving with social networking

Social networking sites can help you save money and time while you have fun. They're efficient matchmaking systems and can help you buy cars or even find a free baby sitter. The trick is that they cut out the middleman.

That's why many people are jumping on the social media bandwagon to save money. "Social networking streamlines the money-saving process," says Nick Mokey, a staff writer at Digital Trends in Portland, Ore. "Matches are better." The key, he says, is using a site with a feedback system that rates other users.

Here are five great ways to save money using social networking.

Peer-to-peer lending

Peer-to-peer lending websites such as Prosper and Lending Club match lenders with borrowers. The result: Borrowers save money on interest rates by cutting out the middleman -- banks. These websites have created a booming sector that's slated to climb by 800 percent this year to $5.8 billion in loans, according to research firm Celent. The loans are primarily personal, auto and home-improvement loans.

For example, Lending Club borrowers pay 7.93 percent to 25 percent in interest, depending on their credit history. "Our rates are 20 percent to 30 percent better than banks," says Rob Garcia, senior director of product strategy at Lending Club. "And you can get funded in a few days."

But you need good credit scores. Lending Club looks for FICO scores of 660 or better. At Prosper, it's 640. Both sites tack on extra fees. At Lending Club, you'll shell out 2.25 percent to 4.75 percent of the loan in origination fees. At Prosper, closing fees run from 0.25 percent to 3 percent.

Help with college savings

Social networking sites like GreenNote and SmartyPig give you valuable tools to save for college. Requests for donations can be funneled to the large social networks at Facebook, MySpace, Twitter and LinkedIn.

At GreenNote, more than 23,000 people are registered. And the fee is only $20. People generally donate $2,000 to $3,000 to the savings cause.

"The idea is not to pay for the entire tuition," says Bill Hubert, CEO of Cology, which owns GreenNote. "It's more to offset incidental costs such as books and fees." Friends and family don't send checks, he says. Instead, they pay with a credit card.

SmartyPig offers tools for setting goals and tracking donations to save for college. To further fine-tune fundraising, websites such as GradeFund have sprung up. It invites people to sponsor a student's drive for good grades. Donors can choose sponsorship amounts as low as $5. Higher grades bring you higher donations, and donors can choose whether the money is disbursed to the school or the student.

"Cast as wide a net as possible," Hubert says.

Track spending

Websites like Tweet What You Spend and Bundle let you track your expenses to save money. Both are free.

At Tweet What You Spend, people use their Twitter accounts to send brief spending messages of recent purchases, such as groceries, to their Web-based cash journal. There, they drag and drop those expenses to spending categories that they create. They can also set spending limits for themselves and share shameful spending habits with others using the website.

Bundle is more voyeuristic. There are more than 250,000 users each month whose expenses and savings can be viewed anonymously. "You can spy on your neighbor and compare spending," says Jaidev Shergill, CEO of Bundle. "You can also trade information."

Data are filtered by age, location, income and household status, and the data are arranged in fun infographics from which you can get more specific information. "Bundle is aggregating information and breaking it down into charts," says Mokey. "You don't have to go up to people on the street. That anonymity is useful."

Let peers help you choose a car

Car shoppers can now tap into group wisdom to help you save money on your car-buying decision. Sites such as Honk and CarGurus lean on a network of car-loving friends to dish out information. And it's free to sign up.

Expert auto review sites such as Edmunds don't answer questions like, "How much should I pay and where should I go?" says Honk's Chief Executive Tom Taira. Dashboards, which are pop-up control panels, are used on Honk to track favorite cars, while a search engine on the site matches you with cars most suited to your lifestyle.

"Honk captures social information," Taira says. "It's collaborative decision making."

CarGurus has more than 600,000 users who post reviews, pictures and opinions about cars. Digital Trends' Mokey believes that both sites are best suited to used-car searches. "People are inclined to justify their purchases," he says.

Exchanging time for services

Swapping time for services is a booming niche. Several sites have sprung up to play matchmaker and save money on services, including FriendlyFavor and Time Banks.

With FriendlyFavor, you can begin by inviting your e-mail network to exchange services. Then, move on to social networking contacts. Simply register at the site and you'll begin to receive requests for favors such as trading vacation cabins. The service is free.

At Time Banks, you'll sign up at time-bank exchanges for your local area. Those local listings are by state and then are broken down by exchange services such as pet care, car repair or tutoring. One hour spent doing a service converts into a "time dollar" that you can spend on a service you need from another registered user.

More specialized Web-based services like BabysitterExchange, which operates like a baby-sitting co-op, can also help you schedule your errands or carpooling.

One caveat: Use the feedback system to vet people. "Do I trust someone to work on my car?" asks Mokey. "I have to wonder if people are stretching themselves too thinly."

Additional resources

For more information about saving money, check out these stories at Bankrate.com:

* Coupon deals on the Web

* Budget calculator

* Hire students and save

* Create a spending and saving plan

* Simple savings calculator

* Save money on groceries

New York-based Constance Gustke has written for BusinessWeek, CNBC, Forbes.com and many other publications.

Posted: Sept. 24, 2010